December 20, 2005	Jason F. Cole
(617) 951-7914
jason.cole@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Iomai Corporation
Registration Statement on Form S-1
Filed October 3, 2005
File Number 333-128765
Ladies and Gentlemen:
     On behalf of Iomai Corporation (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 3 is being filed in response to comments contained in the letter dated December 6, 2005 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stanley Erck, the Company’s Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company and the underwriters of the proposed offering. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

Securities and Exchange Commission	December 20, 2005
      On behalf of the Company, we advise you as follows:
Prospectus Summary page 1
1.	We note your response to comment 8. Please move the discussion of the potential disadvantages of your products to immediately follow the discussion of the potential advantages.

Response: In response to the Staff’s comment, the Company has moved the potential disadvantages to follow the discussion of potential advantages. Please see pages 2 and 3 of the Prospectus.

2.	The discussions of your product candidates and products in preclinical development are unclear. Please make the following clarifications throughout your filing:
•	Clarify whether the needle-free flu vaccine will use flu antigens and an adjuvant that are FDA approved. If this product candidate uses antigens and an adjuvant that you are hoping to get FDA approval for, then please revise to clarify that you are hoping to obtain FDA approval for the antigens and adjuvant as well as the patch as a delivery system.

•	Does the IS patch for elderly receiving flu vaccines contain an adjuvant that has already received FDA approval? If it contains an adjuvant that does not yet have FDA approval and you are hoping to obtain FDA approval, please revise to clarify.

•	Does the needle-free travelers’ diarrhea patch contain a vaccine that is already FDA approved or are you developing the vaccine as well as the patch as a delivery system?

•	We note you are in preclinical development for an IS patch for pandemic flu. Clarify whether you developing a vaccine or just the delivery system. If you are only developing the delivery system, then clarify that there is not yet a vaccine for pandemic flu that has received FDA approval and clarify whether your patch would have to be retested on humans once a vaccine received FDA approval.
Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify that each of the Company’s product candidates is comprised of a patch with one or more active ingredients, and together they are treated as an investigational product (vaccine/immunostimulant) by the FDA, with the entire product candidate subject to regulatory approval, even if any of the active ingredients are approved as part of an existing product. None of the Company’s product candidates

Securities and Exchange Commission	December 20, 2005
presently include active ingredients that are approved by the FDA for commercial sale in another product, including the LT adjuvant used in all of the patches. With respect to the IS patch for pandemic flu, the Company has added additional disclosure regarding the fact that vaccines for pandemic flu are still in development by third parties.

3.	If you are attempting to obtain FDA approval for the delivery system, and not the antigens and adjuvants that will be used with the patch, clarify whether the FDA approval process differs from the process of obtaining FDA approval for the antigens and adjuvants and clearly explain the process.

Response: In response to the Staff’s comment and Comment No. 2, the Company has revised the Registration Statement to clarify that it is seeking approval of its product candidates as a whole, including the patch and the related unapproved vaccines and adjuvants. The FDA approval process for the Company’s product candidates is as described in the revised Government Regulation section of the Business section of the Registration Statement. Please see page 65 of the Prospectus.
Use of Proceeds, page 27
4.	We note your response to comment 19. However, the reason for the discrepancy is still unclear. Please provide us with a reconciliation of the amounts needed to complete clinical trials as presented in your “Use of Proceeds” and the amounts needed to complete clinical trials as presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” It may be helpful to explain your meaning of the term “third-party clinical costs.”

Response: The amounts in the Use of Proceeds were derived from the disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Prospectus. Specifically, the costs for the needle-free travelers’ diarrhea programs and IS patch for elderly receiving flu vaccines are disclosed as follows in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Securities and Exchange Commission	December 20, 2005

	Needle-free	IS patch for elderly
	travelers' diarrhea	receiving flu
Activity	vaccine patch	vaccines
Third-party costs to conduct clinical trials through Phase 2 trials	$6 - $8 million	$4 - $6 million
Company expenses (other than third-party clinical trial costs) through Phase 2 trials	$10 - $12 million	$10 - $12 million
Total	$16 - $20 million	$14 - $18 million
Mid-point of range (amount disclosed in Use of Proceeds)	$18 million	$16 million
The term “third-party clinical trial costs” includes the costs for services provided by third-party service providers to conduct the Company’s clinical trials, such as third-party organizations engaged to enroll, conduct and monitor clinical trials, as well as to provide statistical, data management and other services. The Company has revised the Prospectus on pages 41 and 42 to further clarify the third party clinical trial costs.
Management’s Discussion and Analysis of Financial Conditions and Results of Operation
Results of Operations, page 37
5.	We note your response to our prior comment 21. The increase in general and administrative expenses during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 was only $100,000. Do the reasons you indicate for the increase relate to the $100,000, or are there other material general and administrative expenses that decreased, offsetting the $100,000 increase.

Response: The increased costs noted in the Management’s Discussion and Analysis of the nine months ended September 30, 2005 were offset by lower travel and tax expenses. The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 37 of the Prospectus.
Business, page 47
6.	Please disclose the aggregate milestone payments payable under your agreement with Dow.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to add the aggregate milestone payments available under the agreement with Dow. Please see pages 61 and 62 of the Prospectus.

Securities and Exchange Commission	December 20, 2005
7.	We note your agreement with Dow requires you to pay “time-based fees.” Please revise to quantify these fees.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to quantify the “time-based fees” payable under the agreement with Dow. Please see page 62 of the Prospectus.

8.	We note your response to comment 29. Please provide us with more information about this collaboration. Was the pharmaceutical company merely supplying the flu antigen for the clinical trial? If so, it would appear that this was merely a supply agreement as opposed to collaboration. Please explain.

Response: In response to the Staff’s comment, the Company has revised its description of the supply agreement in the Registration Statement to make clear the pharmaceutical company was only supplying flu antigen for the clinical trial. Please see pages 54 and 55 of the Prospectus.
Underwriting
9.	We note your response to our prior comment 43 that you will comply with Rule 433 if you conduct an electronic roadshow after December 1, 2005. Please advise us of whether you plan to conduct such an electronic roadshow and how you intend to comply with Rule 433.

Response: The Company and the proposed underwriters currently expect to conduct an electronic roadshow through NetRoadshow, Inc. Before the Company utilizes an electronic roadshow, it will file a pre-effective amendment to the registration statement, which will include a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (including a price range). In accordance with Rule 433(d)(8)(ii), the Company will make at least one version of a bona fide electronic road show available (at the same time as any other versions are made available) without restriction to any person, including any potential investor in the Company’s common stock. The Company expects that NetRoadshow will host the publicly available electronic roadshow through its RetailRoadshow website (www.retailroadshow.com). All persons have unrestricted access to electronic roadshows posted on RetailRoadshow’s website.

NetRoadshow has advised the Company that an electronic version of the Section 10 preliminary prospectus, in Adobe PDF format, will accompany any electronic roadshow. Before accessing any electronic roadshow, potential investors will be required to view the legend required by Rule 433(c)(2)(i). The Company and the underwriters understand that they are each required to retain a copy of each version of any electronic roadshow pursuant to Rule 433(g).

Securities and Exchange Commission	December 20, 2005
Index to Financial Statements, page F-1
Notes to Financial Statements, page F-8
2. Significant Accounting Policies, page F-8
Stock-based Compensation, page F-12
10.	Please tell us whether the repriced options, noted in your response to prior comment 47, were accounted for as variable, in accordance with paragraph 39 of FIN 44. If so, please explain how this would not have resulted in the amounts reported in net loss since 2003 being different than the total expense for all awards, determined under the fair value based method. In addition, please disclose the repricing of and your accounting for these options.

Response: The Company adopted the provisions of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS 123) on January 1, 2003 applying the prospective method under the transition rules set out in Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123 (SFAS 148). At that time, SFAS 148 permitted companies to use the prospective method when adopting SFAS 123’s fair value method for fiscal years beginning before December 15, 2003. Under the transition rules for prospective method, the Company applied the recognition provisions to all employee awards granted, modified or settled after January 1, 2003, which was the first year in which SFAS 123 was first applied. Under SFAS 123, a repricing is treated no differently than any other modification. That is, incremental compensation cost is recognized for the excess of fair value of the modified award over the value of the original option immediately before its terms are modified. The incremental cost from the repricing was $72,315, of which $47,212 was recognized immediately, as this amount related to fully vested options on the repricing date.

In response to the Staff’s comment, the Company has revised the footnotes to disclose the repricing and the accounting treatment of these repriced options. Please see pages F-24 and F-25 of the Prospectus.

Securities and Exchange Commission	December 20, 2005
4. Elan Restructuring, page F-16
Restructuring Agreement, page F-18
11.	As it is still unclear from your response to prior comment 52, please clarify why the estimated fair value of the convertible notes and accrued interest was significantly less than their carrying value. In so doing, please clarify why their fair value appears to have been solely based on the fair value of the common stock into which it would be convertible, especially as your response to prior comment 50 suggests that the notes were not yet convertible. In this regard, please explain why their fair value does not appear to have considered: (a) the amount at which a willing party would have bought the convertible notes and accrued interest or (b) the present value of the cash flows underlying the convertible notes and accrued interest, as both are contemplated by CON 7.

Response: As mentioned in the Company’s response to the prior comment 52, the Company had licensed exclusively to the joint venture all human applications of the Company’s interest in the TCI Technology. In addition, the Company did not have any other research and development activities other than developing the TCI Technology under the joint venture arrangement with Elan. Accordingly, immediately prior to the restructuring, all of the value created through the development of the TCI Technology in collaboration with Elan was retained by the joint venture entity.
     In connection with the creation of the joint venture, the Company had issued to Elan Series A Preferred Stock that created an undilutable 50% interest in the joint venture and represented the Company’s only outstanding series of preferred stock. During the 15-month period prior to the restructuring, the Company sought to raise additional capital from potential investors, but no potential investors would invest in the Company without requiring a restructuring of the joint venture and Elan’s interests in the Company. Consequently, Elan, which had been a major source of funding since the joint venture’s creation in 1998, had become the Company’s sole source of funding prior to the restructuring through the convertible notes.
     In estimating the fair value of the convertible notes at the time of the restructuring in 2002, the Company considered a number of factors.
•	The Company was not creditworthy and did not have alternative sources of capital to pay back the notes, so the probability of repayment was extremely low.

•	All of the Company’s technology and related value was tied up in the joint venture, which had increasing cash demands to support ongoing research and development

Securities and Exchange Commission	December 20, 2005
work and the joint venture was not anticipated to generate revenue for many years given the then early stage of development.

•	The Company had not been able to successfully access the private capital markets prior to the restructuring to raise funds to pay down the convertible notes.
     Based on these facts and circumstances, the Company concluded that under the factors of CON 7 immediately prior to the restructuring (1) the notes had little value to a willing purchaser and (2) the probability of collecting the present value of potential cash flows thereunder was minute given that all of the value primarily resided in the joint venture and the structural issues surrounding the joint venture. Accordingly, the Company determined that the best measure of estimated fair value of the convertible notes would be determined by calculating the number of shares of common stock of the Company into which the convertible notes were convertible at the time of the restructuring and valuing the underlying common stock at the time of the restructuring.
     After discussions with the Staff, the Company has also considered the expected cash flows for the notes as outlined in CON7. Based on that analysis, the Company derived a fair value for the notes of $265,311, which is not materially different from the fair value currently reported in the notes to the Company’s financial statements ($222,603). Accordingly, the Company believes that it has given appropriate consideration of fair value through the assumed conversion of the notes and believes that the disclosures to the financial statements provide an accurate and fair description of the transaction and management’s considerations.
8. Stockholders’ Deficit, page F-23
Stock Options, page F-23
12.	We have the following comments on your responses to prior comments 53 and 54:
a.	As we had requested, please disclose the information requested by prior comment 53 or tell us where you have disclosed this information. Once you disclose or later revise an estimated IPO price, please ensure that you disclose the significant factors contributing to the difference between the fair value of the common stock as of the date of each grant and the estimated IPO price. Until then, please provide us an analysis of these factors, as if an update of the anticipated price you provided in response to prior comment 26 was the estimated IPO price.
Response: In response to the Staff’s comment to add disclosure of the information requested by prior comment 53, the Company has revised its disclosure in footnote 8 to the financial statements and the description of the Company’s valuation of its common

Securities and Exchange Commission	December 20, 2005
stock has been added to Management’s Discussion and Analysis under Critical Accounting Policies and Estimates: Stock-Based Compensation. The Company’s responses to parts b., c. and d. of this comment 12 reflect the Company’s reassessment of the fair market value of its common stock at the time of various stock option grants. The Company anticipates reflecting the changes to its stock-based compensation expense resulting from this reassessment in a subsequent amendment to the Registration Statement when the estimated offering price of the offering is determined. With respect to an analysis of the factors that would contribute to the difference in the Company’s assessment of the fair value of its common stock and the estimated IPO price, the Company believes that the difference between the reassessed fair market value of options granted subsequent to its sales of stock in June 2004 and the Company’s contemplated initial public offering price represents a reasonable discount for the risks facing the Company during those stages of its development and the risks associated with the possibility that this offering may not be successfully completed or completed within the contemplated price range. The Company expects to add disclosure to this effect to the Registration Statement at the time that the estimated offering price is determined.
b.	Based on your response to prior comment 53 and your disclosures, it appears that the last sale of your stock occurred in June 2004, when you sold shares of Series C preferred stock at $0.4421 per share. As you appear to believe that the fair value of your common stock remained at $0.07 per share between then and July 29, 2005, please provide us with the analysis you performed in June 2004 to arrive at the $0.07 per share (or 84% less than the price of the Series C) and each analysis that you subsequently performed through July 29, 2005, with as much quantification as was performed. Please clearly indicate when each of these subsequent analyses were contemporaneously performed, as represented in your response to prior comment 54. In addition, please demonstrate how each of these analyses considered any intervening changes in each of the seven factors disclosed on page F-24 and any other factors that you believed appropriate when determining the fair market value of your stock. Furthermore, please illustrate how each analysis considered the likelihood of ultimately completing an IPO.
Response: The Company maintains that as of June 2004, the fair value of its common stock was appropriate given the course of events from January 2003 through June 2004, as previously disclosed in the Company’s response to prior comment 53.

Between January 2003 and June 2004, the following material events had an impact on the Company’s assessment of the fair value of its common stock:
•	At the time of the initial Series C preferred stock financing from December 2002 until April 2003, the Company’s lead product program was the IS flu patch program. The data disclosed in “Business — Products In Development — Immunostimulant (IS) patch

Securities and Exchange Commission	December 20, 2005
for elderly receiving flu vaccines,” section of the Registration Statement regarding the potential of the product candidate was available to investors prior to the Series C preferred stock financing.

•	In May 2003, the Company conducted a subsequent clinical trial of its IS flu patch in elderly patients and the initial results were available in September 2003. In that clinical trial, the Company utilized a dry patch formulation and was unable to demonstrate the effect observed in the previous 2002 clinical trial. Over the next several months, the Company continued to analyze these results before it came to the conclusion, as disclosed in the Registration Statement, that it was not able to replicate the previous results due to a change in formulation, which the Company believes, caused the active agent to remain in the patch and, therefore, not to be delivered to the skin.

•	In November 2003, in light of the clinical results of the IS patch in elderly flu patients, the Company’s Board of Directors reviewed the commercial opportunities for the Company’s product pipeline and commenced discussions about whether to take steps to decrease the Company’s cash usage rate and rationalize its product development programs.

•	In March 2004, the Board of Directors made the decision to diversify the Company’s research and development risk by allocating more of its resources to its other research and development and product programs, such as travelers’ diarrhea, needle-free influenza and anthrax vaccines.
     Given the inconclusive results from the clinical trials of the Company’s then lead program (the IS flu patch) and no new clinical data on any of the Company’s other programs, the Compensation Committee determined that the discount for the common stock to the Series C Preferred Stock was appropriate at all times prior to June 2004.
     In connection with the preparation of the financial statements for the Registration Statement and based on comments from the Staff, the Company has reassessed the fair value of its common stock following its stock option grants in March 2004. Based on this reassessment, the Company has determined that there were five periods between March 2004 and October 2005 in which the Company’s reassessment of the fair value of its common stock will range from $2.75 to $9.00 per share during the period options were granted. In determining the reassessed fair value of the common stock as of each grant date, the factors identified in the preceding paragraphs and in the Registration Statement were taken into account. The Company also considered other material factors and business developments in reassessing fair value as of the respective option grant dates, including the specific factors described below. The Company anticipates reflecting the changes

Securities and Exchange Commission	December 20, 2005
to its stock-based compensation expense resulting from this reassessment in a subsequent amendment to the Registration Statement when the estimated offering price of the offering is determined.
Period 1: March 25, 2004 — September 3, 2004:
     Clinical & Operational Milestones: As part of the Company’s product diversification strategy, the Company conducted a clinical trial in April through May 2004 for a needle-free travelers’ diarrhea vaccine. The trial results received in mid-June 2004 were positive showing a 23-fold rise in antibody titers 21 days after the second patch was administered. See figure and discussion in Registration Statement under “Business — Products In Development — Needle-free travelers’ diarrhea vaccine patch’ on page 58 of the Prospectus. During June and July, the Company had also initiated two Phase 1 clinical trials of its anthrax and TCI flu patch product candidates, however the complete results of these trials were not available until the fourth quarter of 2004.
     Strategic Relationships: Ongoing discussions with potential collaborators, but no significant advances during this period.
     Capital Market Conditions for Early-Stage Life Science Companies: During this period, seventeen life science companies went public but with lower than expected valuation as 14 of the 17 offerings priced significantly below their original filing range. The average discount for these 14 companies was approximately 38%. Moreover, the trailing average step-up in valuation from the last private financings for the last 10 IPO’s during this period decreased from 1.8 to 1.2 times. With a 1.2 times step-up in valuation, the Company would have been valued at approximately $96 million based on the Company’s $80 million post-money valuation from the Series C preferred stock financing. Given then-current status of its clinical development program, the Company did not think that an initial public offering was imminent or likely.
     Financial Condition: The Company raised approximately $810,000 in net proceeds through the sale of Series C preferred stock as of June 30, 2004. The Company’s cash and marketable securities totaled approximately $30.4 million as of June 30, 2004
     Recent Stock Sales: As of June 30, 2004, the Company had sold an additional 1,904,052 shares of Series C preferred stock at $0.4421 per share to certain common stockholders of the Company, which was the same price paid the by the original investors in Series C preferred stock in December 2002.
     Preferential Rights of Preferred Stock: Following the June 2004 sale of Series C preferred stock, the Company’s post-money valuation was approximately $80 million

Securities and Exchange Commission	December 20, 2005
(including the option pool and issued warrants), and the liquidation preferences of the preferred stock of $89.8 million exceeded this post-money valuation by approximately $9.8 million.
     Taking into account the foregoing factors, particularly the clinical milestones achieved for the needle-free travelers’ diarrhea trial, the Company believes that the reassessed fair value of the Company’s Common Stock should increase from $0.91 per share in March 2004 to $2.75 per share, which represents just over a 50% discount to the Series C preferred stock issue price on an as-converted basis (after giving effect to the Company’s 1-for-13 reverse stock split on December 2, 2005). As a result of this reassessment, for the options granted in this period to purchase 27,064 shares of common stock, the difference between the reassessed fair value and the original fair value at the exercise price of $0.91 per share will be amortized as compensation expense over the respective vesting periods of these options.
Period 2: September 30, 2004 — February 17, 2005:
     Clinical & Operational Milestones: At the end of September 2004, the Company reported preliminary data from its Phase 1 TCI flu clinical trial. While the initial data indicated that the needle-free flu vaccine patch stimulated an immune response to antigens from all three strains and had a positive effect from using our adjuvant, the data did indicate that the Company would need to conduct further work to optimize formulation and product design in order to be able to meet immune responses comparable to injectable influenza vaccines. Moreover, the Company recognized that as it did not manufacture the flu antigen, it would need to secure a long-term supplier to provide it with vaccine antigen and commercial capabilities. Accordingly, the Company, while encouraged by this data, continued to be cautious about the likelihood of success for this program.
     Strategic Relationships: The Company shared the preliminary data from the TCI clinical trial with its antigen supplier. On November 25, 2004, the supplier provided the Company with the outline for a possible long-term collaboration on the needle-free influenza program. From the Company’s perspective, the proposal was not commercially attractive; however, the Company was interested in pursuing discussions with the supplier further. In January 2005, the influenza supplier submitted slightly improved terms; however, the terms, particularly the economic terms with respect to milestone payments and payments from commercial sales, were far from being considered commercially viable from the Company’s perspective. During the next few months the Company worked on preparing a case for obtaining better terms for the collaboration.

Securities and Exchange Commission	December 20, 2005
     Capital Market Conditions for Early-Stage Life Science Companies: During this period, seven life science companies went public and all seven were priced significantly below their original filing range. The average discount from the filing date for these seven companies was approximately 27%. Moreover, the trailing average step-up in valuation from the last private financings for the last 10 IPO’s remained relatively constant during this period at 1.3 times. With a 1.3 times step-up in valuation, the Company would have been valued at approximately $104 million based on the Company’s $80 million post-money valuation from the Series C preferred stock financing. In addition, the last three life science companies to go public during this period were only able to raise modest proceeds of $40 million or less. Given then-current status of its clinical development programs, the Company did not think that an initial public offering was likely or imminent at the time.
     Financial Condition: As of December 31, 2004, the Company’s cash and marketable securities totaled approximately $22.4 million. Company management recognized that given its then-current cash position and expected cash burn rate, the Company would have to complete an additional financing transaction by no later than the second quarter of 2006.
     Recent Stock Sales: In early December 2004, the Company contemplated pursuing an additional financing to be completed in advance of the efficacy results from the Phase 2 needle-free travelers’ diarrhea vaccine patch, which results were expected to be available in second half of the first quarter of 2005. The Company interviewed placement agents and engaged one in mid-December 2004. The Company began discussions with potential investors and prepared a term sheet with a pre-money valuation of $110 million for the sale of a new series of preferred stock, which would be in parity with the Series C preferred stock. During January and February 2005, the Company offered the private placement to potential new investors; however, no investor expressed an interest in pursing the financing in advance of the results from the Phase 2 clinical trial. Consequently, the Company decided to wait until the data from this clinical trial was available prior to pursuing any new financing.
     Preferential Rights of Preferred Stock: Liquidation preferences of the Company’s outstanding preferred stock were approximately $100.2 million as of December 31, 2004. Assuming the private placement discussed above had gone forward, this would imply that fair value per share of the Company’s common stock was approximately $0.70 after taking into account the preferred stock’s ability to participate with the common shareholders pro rata in the distribution of any remaining assets after receiving their liquidation preferences.
     Taking into account the foregoing factors, particularly the milestones achieved in the Phase 1 clinical trial for its TCI flu vaccine, the Company believes that the reassessed fair value of the Company’s common stock during this period should increase from $2.75 per

Securities and Exchange Commission	December 20, 2005
share as of September 3, 2004 to $4.40 per share, which represents just under a 25% discount to the Series C preferred stock on an as-converted basis (after giving effect to the Company’s 1-for-13 reverse stock split on December 2, 2005). As a result of this reassessment, for the options granted in this period to purchase 282,973 shares of common stock, the difference between the reassessed fair value and the original fair value at the exercise price of $0.91 per share will be amortized as compensation expense over the respective vesting periods of these options.
Period 3: May 18, 2005 — July 29, 2005:
     Clinical & Operational Milestones: In March 2005, the Company had compiled the interim results from its Phase 2 efficacy clinical trial of its needle-free travelers’ diarrhea vaccine patch. Although prevention of travelers’ diarrhea was not possible in the clinical study due to the use of very large challenge dose of ETEC bacteria, the vaccine patch demonstrated an ability to induce a strong immune response that diminished the severity of the disease. See discussion in Registration Statement under “Business — Products In Development — Needle-free travelers’ diarrhea vaccine patch” on pages 58 and 59 of the Prospectus.
     In June 2005, the Company licensed the expression system from Dow that would allow the Company to produce its LT adjuvant in its pilot plant. During July 2005, the technology transfer of the manufacturing process to the Company was substantially completed, as well as the qualification of the pilot plant for initial clinical manufacturing.
     Strategic Relationships: No further progress was made during this time frame with the potential influenza collaborator.
     Capital Market Conditions for Early-Stage Life Science Companies: During this period, four life science companies went public and three of them were priced below their original filing range. The average discount from the filing range for these three companies was approximately 20%. Moreover, the trailing average step-up in valuation from the last private financings for the last 10 IPO’s increased to 1.5 times. On the other hand, three companies (Targacept, CombinatoRx and AlgoRx) postponed their IPO’s during this period, and the Company considered these postponements as a signal that there was still substantial pricing pressure in the IPO market. With a 1.5 times step-up in valuation, the Company would have been valued at approximately $122 million based on the Company’s $80 million post-money valuation from the Series C preferred stock financing.
     At this point, the Company believed that the Company’s next financing transaction would likely occur in early 2006, and it was more likely to be a private placement rather

Securities and Exchange Commission	December 20, 2005
than an initial public offering, given that the IPO market for biotech companies had been quiet since early June 2005
     Financial Condition: As of June 30, 2005, the Company’s cash and marketable securities totaled approximately $14.4 million. Company management reaffirmed that given its current cash position and expected cash burn rate, the Company would have to complete an additional financing transaction by no later than the second quarter of 2006.
     Recent Stock Sales: During April 2005, Company had discussions with an investment firm regarding the purchase of shares of its preferred stock. In May, the investment firm provided the Company with a term sheet with an $80 million pre-money valuation for the Company for a Series D preferred stock with substantially the same rights and privileges as the Series C preferred stock. This offer translated into a per-share price of $0.4421 per share, which was the same price paid by the Series C preferred stock. After further discussions, the Company decided this was not an attractive offer and elected not to pursue this financing opportunity.
     Preferential Rights of Preferred Stock: Liquidation preferences of the outstanding preferred stock were approximately $111.0 million as of June 30, 2005.
     Taking into account the foregoing factors, particularly the milestones achieved in the Phase 2 efficacy results for its needle-free travelers’ diarrhea vaccine patch, the Company believes that the reassessed fair value of the Company’s Common Stock should increase from $4.40 per share as of February 17, 2005 to May 18, 2005 to $6.50 per share, which represents a 13% premium to the Series C preferred stock purchase price on an as-converted basis (after giving effect to the Company’s 1-for-13 reverse stock split on December 2, 2005). As a result of this reassessment, for the options granted in this period to purchase 43,214 shares of common stock, the difference between the reassessed fair value and the original fair value at the exercise price of $0.91 per share will be amortized as compensation expense over the respective vesting periods of these options.
Period 4: August 30, 2005:
     Clinical & Operational Milestones: No material milestones during the period.
     Strategic Relationships: The Company continued discussions with the potential collaborator on needle-free influenza vaccine and there appeared to be progress in negotiations during the month of August.
     Capital Market Conditions for Early-Stage Life Science Companies: On August 10, 2005, Coley Pharmaceutical Group, Inc. completed its IPO with a pre-IPO valuation

Securities and Exchange Commission	December 20, 2005
in excess of $350 million. The Company considered Coley a comparable company in terms of stage of clinical development and understood this initial public offering to be a signal that the Company should seriously consider an initial public offering for its next round of financing.
     Also, the average step-up in valuation of the last 10 comparable initial public offerings during this period from their last private financings had increased from 1.5 to 2.2 times, which given the Company’s $80 million post-money valuation from the Series C preferred stock financing would translate into a pre-money IPO valuation of approximately $175 million.
     While the Company now believed that an initial public offering was probable, it noted that a deal with a collaborator would probably provide a better valuation in the initial public offering.
     Financial Condition: As of July 31, 2005, the Company’s cash and marketable securities totaled approximately $13.6 million. Company management reaffirmed that given its current cash position and expected cash burn rate, the Company would have to complete an additional financing transaction by no later than early second quarter of 2006.
     Recent Stock Sales: In August, the Company interviewed potential investment banks for the possible underwriting syndicate for an initial public offering.
     Preferential Rights of Preferred Stock: Liquidation preferences of the outstanding preferred stock were approximately $111.0 million as of June 30, 2005.
Taking into account the foregoing factors, particularly in light of the greater likelihood of an initial public offering and renewed progress on the collaboration with the influenza supplier, the Company believes that the reassessed fair value of the Company’s common stock should increase from $6.50 per share for the period of July 29, 2005 to August 30, 2005, to $7.50 per share. As a result of this reassessment, for the options granted in this period to purchase 52,690 shares of common stock, the difference between the reassessed fair value and the original fair value at the exercise price of $2.86 per share will be amortized as compensation expense over the respective vesting periods of these options.
Period 5: September 29, 2005 — October 27, 2005:
     Clinical & Operational Milestones: No material milestones during the period.

Securities and Exchange Commission	December 20, 2005
     Strategic Relationships: On August 31, 2005, the Company and its potential influenza collaborator outlined mutually acceptable economic terms for a potential collaboration transaction, including an equity investment. The Company received confirmation in late September 2005 from the potential collaborator that they were interested in moving ahead with drafting transaction documents based on the transaction as outlined on August 31, 2005. However, there still remained significant risks because (1) the price for the stock to be issued in any private placement to the potential flu collaborator had not been agreed upon and (2) the scope of the license and economic terms were still subject to extensive negotiations.
     Capital Market Conditions for Early-Stage Life Science Companies: During this period, two life science companies (Avalon Pharmaceuticals, Inc. and Sunesis Pharmaceuticals, Inc.) went public and both priced below their original filing range. Both offerings were modest in terms of gross proceeds (neither exceeded $35 million) and both were as substantial discounts (50% or greater) to their last private rounds of financing. Notwithstanding these weaker offerings, the trailing average step-up in valuation from the private last financings for the last 10 IPO’s remained at around 2.0 times. With a 2.0 times step-up in valuation, the Company would have been valued at approximately $160 million based on the Company’s $80 million post-money valuation from the Series C preferred stock financing.
     Financial Condition: As of September 30, 2005, the Company’s cash and marketable securities totaled approximately $11.0 million. Given its current cash position and expected cash burn rate, the Company expects to complete an additional financing transaction by no later than early second quarter of 2006.
     Recent Stock Sales: During September 2005, the Company selected the underwriting syndicate for the initial public offering, the organizational meeting was held, and the Board of Directors approved activities to advance the initial public offering. The Registration Statement on Form S-1 was filed with the Commission on October 3, 2005.
     Preferential Rights of Preferred Stock: Liquidation preferences of the outstanding preferred stock were approximately $116.5 million as of September 30, 2005.
     Taking into account the foregoing factors, particularly in light of the progress toward commencing the initial public offering and renewed progress on the potential collaboration with the influenza supplier, the Company believes that the reassessed fair value of the Company’s common stock for the period should increase from $7.50 per share as of August 30, 2005 to September 29, 2005 to $9.00 per share. As a result of this reassessment, for the options granted in this period to purchase 63,221 shares of common stock, the difference between the reassessed fair value and the original fair value at the

Securities and Exchange Commission	December 20, 2005
exercise price of $2.86 per share will be amortized as compensation expense over the respective vesting periods of these options.
c.	Please elaborate on why the fair value of your common stock increased from $0.07 to $0.22 per share between July 29 and August 30, 2005, respectively. In so doing, please:
i.	Provide us the analysis you performed to arrive at the $0.22 per share, with as much quantification as was performed.

ii.	Demonstrate how that analysis considered any changes in each of the seven factors disclosed on page F-24 and any other factors that you believed appropriate when determining the fair market value of your stock.

iii.	Illustrate how each of the events described in the penultimate paragraph of your response to prior comment 53 was reflected in that analysis.

iv.	Elaborate on the “positive trends in the public capital market for life sciences companies” and clarify when they commenced; if they commenced prior to July 29, 2005, tell us why this did not appear to previously affect the fair value of your stock.

v.	Describe why, after you had interviewed and begun negotiations with potential investment banks, you appear to have believed that the likelihood of completing an IPO without a collaboration would have been less than 50%.

vi.	Explain how the likelihood of completing an IPO was affected by you and the potential collaborator reaching “the outline of a nonbinding agreement on the economic terms of a potential deal”.

vii.	Tell us the extent to which you quantitatively weighed the probability of completing or not completing an IPO and the fair value of your stock under each scenario.
Response: Please see analysis for comment 12 b.

Securities and Exchange Commission	December 20, 2005
d.	In light of the events described in the last paragraph of your response to prior comment 53, please provide us with the analysis you performed in concluding that the fair value of your common stock did not change between August 30 and September 29, 2005. In so doing, please:
i.	Demonstrate how that analysis considered any changes in each of the seven factors disclosed on page F-24 and any other factors that you believed appropriate when determining the fair market value of your stock. Illustrate how it considered the likelihood of completing an IPO.

ii.	Tell us how your analysis considered the September 22, 2005 confirmation “from the potential partner that it was interested in moving ahead with drafting documents based on the deal as outlined in the August meeting”.

iii.	Elaborate on how not filing your registration statement apparently put you in a position where you could not “gauge the likelihood of success of “a potential IPO. Tell us what you concluded about this likelihood when you filed the registration statement on October 3, 2005, just two business days after September 29, 2005.
Response: Please see analysis for comment 12 b.
13.	As it is was unclear from your response to prior comment 55, please tell us whether the price observations of the small-capitalization public life science companies were of an appropriate period following them going public, as per paragraph 277 of SFAS 123. In addition, please tell us how that period was consistent with the expected option lives, as contemplated by paragraph 285(a) of SFAS 123. Finally, as we had requested, please illustrate how your calculation of estimated volatility was consistent with Appendix F of SFAS 123.

Response: For purposes of calculating volatility, the Company has determined the estimated life of its stock options and then observed prices for similar entities for a comparable period in their lives. The Company determined that a pool of 15 small-capitalization public life science companies similar to the Company in stage of development would provide the appropriate proxy for estimating the volatility of the Company’s stock. As the expected stock option life has generally been estimated to be five years, the Company price observations were then taken over the most recent five-year period for purposes of calculating the volatility. The Company believes that the inherent volatility in small-cap public life science companies based on recent history is not materially different from the comparable period immediately following such companies’ initial public offering for the following reasons: (1) early-stage life science companies are required to access the capital markets on a frequent basis to fund early

Securities and Exchange Commission	December 20, 2005
stage clinical development with multiple subsequent follow-on offerings; (2) early-stage life science companies do not have a consistent stream of revenue (many are pre-revenue) and derive a significant amount of revenue from research and collaboration arrangements; and (3) the significant amount of time and resources required to be expended to develop a successful commercial drug candidate, and the required public disclosure of a company’s clinical development successes and failures. Based on these reasons, the Company believes that it is likely that even mature small-cap life science companies continue to exhibit higher volatility levels as the market reacts to additional follow-on offerings, new research and collaboration arrangements and the positive or negative results of clinical trials. Furthermore, from the selection of the 15 companies, the Company used a sample of five companies that went public in 2000 and calculated volatility starting from their initial public offerings for a comparable period of five years and noted that the calculated volatility using the comparable period subsequent to the initial public offering did not materially differ from the Company’s calculation for all 15 companies. The Company also calculated the volatility of 20 similarly situated biotechnology companies that have gone public since the fall of 2003 over their first year of trading. The average volatility of those 20 companies’ stocks was 63% during typically the most volatile period for trading. Therefore, based on these observations and calculations, the Company believes that it has applied a reasonable approach in determining the appropriate volatility in accordance with paragraphs 277 and 285(a) of SFAS 123.

In accordance with Appendix F of SFAS 123, the Company calculated the volatility using the weekly stock closing price for each of the 15 selected companies over the five-year expected life of the stock options being valued. The Company computed the ratio of the stock price for the 15 companies at the end of each week to the stock price for the 15 companies at the end of the preceding week. The Company then calculated the natural logarithm of each ratio, and then calculated the standard deviation from these natural logarithms over the appropriate period to yield the weekly volatility. Next, the Company converted the weekly volatility to an annualized measure by multiplying the weekly volatility by the square root of 52 to convert it to an annualized volatility. None of the selected companies have paid dividends, so the Company has not had to make any adjustments to account for dividends.
* * * * *

Securities and Exchange Commission	December 20, 2005
     If you have any further questions or comments, of if you require any additional information, please contact the undersigned by telephone at (617) 951-7914 or by facsimile at (617) 951-7050. Thank you for your assistance.
Very truly yours,
/s/ Jason F. Cole
Jason F. Cole
Enclosures

cc:	Stanley C. Erck
Frederick W. Kanner, Esq.
Paul M. Kinsella, Esq.